                                 LAW OFFICES OF
                             KELLER ROHRBACK L.L.P.
--------------------------------------------------------------------------------
LAURIE B. ASHTON + P > C
IAN S. BIRK
STEPHEN R. BOATWRIGHT + > C
KAREN E. BOXX C
JOHN H. BRIGHT
GRETCHEN FREEMAN CAPPIO
JASON P. CHUKAS
T. DAVID COPLEY #
ALICIA M. CORBETT + > C
CLAIRE CORDON
SHANE P. CRAMER # C
ROB J. CRICHTON -
CHLOETHIEL W. DEWEESE
MAUREEN M. FALECKI !
JULI FARRIS ! /
RAYMOND J. FARROW
DANIEL S. FRIEDBERG < C
GLEN P. GARRISON S
LAURA R. GERBER
GARY A. GOTTO + > C
MARK A. GRIFFIN
AMY N.L. HANSON <
IRENE M. HECHT
SCOTT C. HENDERSON
TOBIAS J. KAMMER
RON KILGARD + > C
BENJAMIN J. LANTZ
HEIDI LANTZ
CARI CAMPEN LAUFENBERG
ELIZABETH A. LELAND
TANA LIN ? ** /
DEREK W. LOESER
DAVID R. MAJOR
JOHN MELLEN ?
ROBERT S. OVER * /
AMY PHILLIPS
LORRAINE LEWIS PHILLIPS
ERIN M. RILEY <
PAUL M. ROSNER
DAVID J. RUSSELL
MARK D. SAMSON + > C
LYNN LINCOLN SARKO / <
FREDERICK W. SCHOEPFLIN
WILLIAM C. SMART
THOMAS A. STERKEN
BRITT L. TINGLUM <
LAURENCE R. WEATHERLY
MARGARET E. WETHERALD -
AMY WILLIAMS-DERRY
MICHAEL WOERNER
BENSON D. WONG

+    ADMITTED IN ARIZONA
#    ALSO ADMITTED IN ARIZONA
!    ALSO ADMITTED IN CALIFORNIA
P    ALSO ADMITTED IN COLORADO
S    ALSO ADMITTED IN IDAHO
?    ALSO ADMITTED IN ILLINOIS
*    ALSO ADMITTED IN MARYLAND
**   ALSO ADMITTED MICHIGAN
"    ALSO ADMITTED IN NEW YORK
-    ALSO ADMITTED IN OREGON
/    ALSO ADMITTED IN WASHINGTON, D.C.
<    ALSO ADMITTED IN WISCONSIN
>    NOT ADMITTED IN WASHINGTON
C    OF COUNSEL

                                November 14, 2006

Mr. Todd K. Schiffman
U.S. Securities and Exchange Commission
Division of Corporate Finance, #7 Financial Services
100 F Street NE
Washington, DC 20549

     Re: WSB Financial Group, Inc.
         Amendment No. 3 to Registration Statement on Form S-1
         File No. 333-137038

Dear Mr. Schiffman:

          This letter accompanies the above-referenced filing and responds to your letters, dated November 9, 2006, to David K. Johnson, President and Chief Executive Officer of WSB Financial Group, Inc., relating to the Registration Statement on Form S-1, File No. 333-137038.

          We are filing Amendment No. 3 today on Edgar in response to these comments. Four marked copies of Amendment No. 3 are enclosed to expedite your review.

General

     1. We note that the marked copy you provided us does not show all changes to the document from the previous registration statement. Please provide marked copies that show all additions and deletions.

          Response: We believe that we provided you with the same format for marked changes that we provided with Amendment No. 1, which shows all addtions and where all deletions were made in the document, without showing the deleted language that appeared in the previous document. We understand that this is the standard format provided by Bowne and other financial

      REPLY TO: 1201 THIRD AVENUE SUITE 3200 SEATTLE, WASHINGTON 98101-3052
                  TELEPHONE: (206) 623-1900 FAX: (206) 623-3384

                             WWW.KELLERROHRBACK.COM

    AFFILIATED OFFICE: KELLER ROHRBACK PLC 3101 N. CENTRAL AVENUE, SUITE 900
            PHOENIX, ARIZONA 85012 (602) 248-0088 FAX (602) 248-2822

Mr. Todd K. Schiffman                                     KELLER ROHRBACK L.L.P.
November 14, 2006
Page 2


printers for courtesy copies. In any event, we are supplementally providing to the Staff, another set of four marked copies of Amendment No. 2, prepared by Bowne, which show all additions and deletions from the previous document, as requested.

Cover Page

     2. We note that you have added disclosure regarding the directed share program. Please revise your statement in the first paragraph that all shares will be purchased by underwriters to exclude up to 325,000 shares reserved for sale to your directors, officers, employees and others.

          Response: We have declined to modify the disclosure as suggested in the comment because all shares, including those to be reserved for sale in the directed share program (the "DSP"), offered by the prospectus will be purchased by the underwriters. If and to the extent that any shares reserved for sale in the DSP are sold to participants therein, the underwriters will purchase such shares from the company at the initial public offering price, and will not receive any underwriting discount or commission on the sale of such shares.

     3. We note the addition of footnote 1 in which you assume that none of the 325, 000 shares offered for sale under the directed share program will be sold to directors, officers, employees and others though the directed share program. Please advise us as to your basis for this assumption and explain why you have reserved the shares if you believe none will be purchased. Otherwise, please revise the disclosure, on the cover, in the summary and elsewhere, to assume that all of these shares will be purchased by management and others for whom you are reserving the shares.

          Response: Neither the company nor the underwriters have received or solicited, nor expect to receive or solicit, binding indications of interest from proposed participants in the DSP. The company cannot be certain if any of the shares reserved for sale in the DSP will actually be sold to participants therein. Consequently, the company believes it is prudent and appropriate disclosure to assume that none of the shares reserved in the DSP will be sold to participants therein.

          As noted above in response to comment 2, if and to the extent that shares reserved for sale in the DSP are sold to participants in the program, the underwriters will purchase such shares from the company at the initial public offering price, and will not receive any underwriting discount or commission on the sale of such shares. We have revised footnote (1) to the table on the cover page to note that, if all shares reserved for sale in the DSP are sold to participants in the program, then the company will receive additional proceeds (equal to the product of 325,000 shares times the underwriting discount), and the underwriting discount will be reduced by an equivalent amount.

          Because ultimate participation in the DSP is uncertain, we respectfully submit that modifying the disclosure to assume that all reserved shares will be purchased by participants in the DSP would be misleading. As noted above, because participation, if any, in the DSP will result in an increase in gross proceeds to the company (albeit in a relatively immaterial amount), the company believes that assuming no participation in the DSP is the more conservative and appropriate disclosure.


WSB Financial Group, Inc., page 1

     4. We note your response, on page 1, to comment 1 of our letter to you dated October 27, 2006. Please revise this section as follows:

          - as we have requested, revise your claim, in the first paragraph and similar claims elsewhere, that you have "an array of commercial bank and real estate lending products" to state, as the FDIC states in its CRA Performance Evaluation, that your primary business is real estate lending;

          Response: We respectfully submit that our disclosure is accurate and is balanced by the insertion of the percentage of our loans comprised of real estate collateral. The company's subsidiary, Westsound Bank, is a Washington chartered commercial bank offering an array of commercial bank and real estate lending and deposit products, including, for example, checking and savings accounts, CDs, IRAs, money market accounts, personal lines of credit, debit and credit cards, online banking and bill pay, business loans and lines of credit, cash management, auto loans, as well as commercial and residential real estate loans. Further, the company's current levels of concentrations in real

Mr. Todd K. Schiffman                                     KELLER ROHRBACK L.L.P.
November 14, 2006
Page 3


estate loans, including construction and development loans, are not unique in Washington. According to the FDIC's Fall 2006 report, Washington banks have the fourth-highest median concentration of CRE loans to Tier 1 capital and the third-highest concentration in C&D loans in the nation. We have attached a spreadsheet showing the real estate concentrations of publicly-traded banks in Washington, Oregon and Idaho. Four of the nineteen banks have real estate concentrations over 80% and fourteen of the nineteen have real estate concentrations over 70% of total loans. For example, Frontier Financial Corporation (FTBK), one of WSB Financial Group's competitors which has more than $2 billion in assets, has 88.3% real estate loans, Cascade Financial Corporation
(CASB) has 80.4%, City Bank (CTBK) has 95%, and Horizon Financial Corp. (HRZB) has 84%. Like the company, all of these banks describe their banking business generally, based on the range of loans and deposits that they offer their business customers and consumers.

          Additionally, the company's concentrations related to real estate, which the FDIC report you cite is also referring to when it states the company's primary business is real estate lending, are fully disclosed in the Summary, Risk Factors, and MD&A sections.

          - as we requested, revise the first paragraph to supplement your disclosure of net loans to disclose that all, or virtually all, of the loans relate to real estate located in the west Puget Sound area of Washington state and most are located in Kitsap County;

          Response: We have included this disclosure in page 1 of the Amendment.

          - disclose in the second paragraph the number of branches located in the west Puget Sound area and the number that are located outside the State of Washington;

          Response: We have modified disclosure in page 1 of the Amendment, to address this comment.

          - revise your claim in the third paragraph regarding your being the "fastest growing bank in the Pacific Northwest" to clarify that it is based on the percentage of growth not real dollar growth and provide us with the basis for your claim;

          Response: As requested, a spreadsheet is attached that includes the asset data reported to the FDIC for all banks formed in 1999 or earlier located in Washington, Oregon and Idaho and their CAGR and absolute growth rates from December 31, 2001 to June 30, 2006 (the most recent publicly available data for all banks). By either measure, the company was clearly the fastest growing bank in these states over the past five years on a percentage growth basis. This data is publicly available on the FDIC's website for each of the individual banks.

          - revise your claim, in the fifth paragraph, that you offer a full range of other lending products and services to disclose the percentage of your loans that are commercial and industrial and the percentage that are consumer; and

Mr. Todd K. Schiffman                                     KELLER ROHRBACK L.L.P.
November 14, 2006
Page 4


          Response: We have included the additional information in page 3 of the Amendment

          - disclose, in the sixth paragraph and in the related risk factor on page 16, the percentage of shares that will be beneficially owned by directors and executive officers assuming that they purchase all of the shares reserved in the directed offering and that they exercise all their options and disclose the number of shares reserved for future issuance under your option plan;

          Response: We have included disclosure on page 1 and the related risk factor that sets forth the percentage of shares that the directors and executive officers will beneficially own, assuming that they exercise all their options. We also have disclosed the number of shares reserved for future issuance under the company's option plan.

          As noted above in response to comment 3, neither the company nor the underwriters have received or solicited, nor expect to receive or solicit, binding indications of interest from proposed participants in the DSP, including the officers and directors. The company cannot be certain if any of the shares reserved for sale in the DSP will actually be sold to participants therein.

          We supplementally advise the staff that the company currently expects to invite over 540 persons - including directors, employees, existing shareholders, business associates, and other parties - to participate in the DSP. The company expects to reserve an aggregate of approximately 90,000 shares in the DSP for sale to existing officers and directors. If all directors and officers purchase their full allotment of the shares proposed to be allocated to them in the DSP, their beneficial ownership of the company would increase, in the aggregate, by less than 1%. If and to the extent that any of our officers or directors, or all of them, purchase their respective full allotments of shares in the DSP, we respectfully submit that the increase in beneficial ownership of the company as a result of their participation in the DSP would be immaterial to investors in this offering.


Our Market Area, page 3

     5. Please revise this section, and similar disclosure elsewhere, as follows:

          - revise the first sentence to clarify that all of your operations are located in the west Puget Sound area and most are located in one county;

          Response: We have deleted the word "primarily" in this sentence, and clarified this sentence in page 3 of the Amendment to describe the location of our operations more precisely, but to say that most of our operations are located in one county is just not true. The company currently has operations in six counties (Kitsap, Clallam, Pierce, King, Mason and Jefferson counties) with full-service branches in three (Kitsap, Clallam and Pierce) and expects to have a branch in Federal Way in King County by December, 2006.

          The company's management has reviewed its branch deposits as of September 30, 2006 and June 30, 2004 and June 30, 2002 to see what has changed over the years. As stated in the S-1 registration statement, 69% of the company's deposits are located in the four branches (out of 7 total) currently operated in Kitsap County. That compares to 79% at June 30, 2004 in three branches in Kitsap County (out of 4 total) and 100% of its deposits at June 30, 2002 in two branches in Kitsap County (out of 2 total).

          In addition, other smaller publicly-traded banks in the region have similar geographic concentrations as the company and they all describe their market area much more broadly than the one county that they are concentrated in as of June 30, 2006. Washington Banking Company (WBCO) has 57% of its deposits in Island County and 42% of its branches in that county. United Financial Corp.
(UBMT) has 57% of its deposits in Cascade County (MT)

Mr. Todd K. Schiffman                                     KELLER ROHRBACK L.L.P.
November 14, 2006
Page 5


and 23% of its branches in that county. Horizon Financial (HRZB) has 67% of its deposits in Whatcom County and 47% of its branches in that county. Heritage Financial (HFWA) has 43% of its deposits in Thurston County and 29% of its branches in that county. Cowlitz Bancorporation (CWLZ) has 70% of its deposits in Cowlitz County and 44% of its branches in that county. City Bank (CTBK) has 82% of its deposits in Snohomish County and 75% of its branches in that county. This compares to 69% of WSB Financial's deposits in Kitsap County and 57% of its branches (or 40% of the company's total locations including loan production offices) in that county.

          - explain your statement, in the second sentence, that "we have expanded our footprint" to the Oregon border;

          Response: We have clarified this statement in page 3 of the Amendment.

          - supplement your statement, in the second paragraph that 69 percent of your deposits are in Kitsap County to disclose the percentage of your loans originated in that county;

          Response: We have added this disclosure in page 3 of the Amendment.

          - balance your statement, in the second paragraph, regarding the "national attention" that Kitsap County has received for its "economic success" to disclose that, according to the CRA Performance Evaluation, the median family income in the county is $62,000; and

          Response: We made this change in page 3, as requested. We also note that Kitsap County ranks 6th out of the 39 Washington counties in median family income, and is the 3rd most densely populated county.

          - revise your claim, in the second paragraph, that Bremerton is "one of the top 5 up and coming hot cities" to disclose that this designation was made in an article in Money Magazine in June 2004 and was limited to cities with a population under 250,000 persons.

          Response: We have revised the magazine article we reference on page 3 to only include the Inc. magazine reference, which is a more recent article. We have added additional language to that description both in page 3 and in page 58 of the Business section.

The Offering, page 5

     6.   Please revise this section as follows:

Mr. Todd K. Schiffman                                     KELLER ROHRBACK L.L.P.
November 14, 2006
Page 6


          - disclose the number of shares that you have reserved for sale to directors, officers, employees and others; and

          - disclose the aggregate number of shares that they presently intend to purchase.

          Response: We have revised the reference to the DSP on page 5 to refer to the number of shares reserved for sale in the DSP.

          As noted above in response to comment 3, neither the company nor the underwriters have received or solicited, nor expect to receive or solicit, binding indications of interest from proposed participants in the DSP. The company cannot be certain if any of the shares reserved for sale in the DSP will actually be sold to participants therein. Consequently, the company cannot revise the disclosure as suggested in the second bullet of comment 6 because the company does not presently know, and will not know until after the registration statement is declared effective and the offering has been priced, who will participate in the DSP and how many shares each participant will propose to purchase in the offering.


     7. We note your response, in the second risk factor on page 11, to comment 9 of our letter to you dated October 27, 2006. As we requested, please revise both the caption and the text to clarify that the FDIC required your Board enter into the MOU to correct both the violations of law and the deficiencies in internal controls.

          Response: We have made these changes in page 11, as requested.

Risks Relating to the Offering, page 14

     8. We note the changes you have made to the risk factor, on the bottom of page 15, relating to the lock up agreements. Please revise as follows:

          - change the caption to reflect the fact that some of the lockups are only for 60 days not 180; and

          - state that you have agreed to release Mr. Parr from the lock up if the market price exceeds the initial offering price by 20 percent for ten consecutive trading days.

          Response: We have included the additional disclosures in page 15 of the Amendment.

Dilution, page 20

     9. Please revise your discussion in the last paragraph and in the related risk factor on page 16, of the dilution that would result from stock issued pursuant to options as follows:

          - disclose your intent, immediately after this offering is completed, to register over 1.3 million shares for issuance upon exercise of stock options; and

          - calculate the dilution as if all outstanding options were exercised.

          Response: We have referenced the S-8 registration statement and provided the numbers of outstanding and reserved shares to address the first bullet point, and included the requested calculation of dilution on a fully-diluted basis, in page 20 of the Amendment.

Mr. Todd K. Schiffman                                     KELLER ROHRBACK L.L.P.
November 14, 2006
Page 7


Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

     10. Please provide analysis, in the third paragraph on page 21, regarding your various sources of revenue, and the percentage of revenue from each source.

          Response: We have included this additional information on page 21 of the Amendment, as requested.

     11. We note your response, in the third paragraph on page 21, to comment 12 of our letter to you dated October 27, 2006 and comment 20 of our letter to you dated September 27, 2006. Please revise the second sentence to disclose the percentage of your loans that are consumer loans.

          Response: We have included this information, as well as the percentage for C&I loans, in the third sentence of this paragraph on page 21 of the Amendment.

Key Factors in Evaluating Financial Condition and Results of Operations, page 23

     12. As we requested in comments regarding the summary in our letters to you dated September 27, 2006 and October 27, 2006, please disclose, in this section, the business section and elsewhere in the document, the growth each year rather than the compound annual growth rate ("CAGR").

          Response: We have removed all references to a compound annual growth rate ("CAGR") throughout the document, specifically in the MD&A and Business sections, on pages 23, 24, 56 and 57 of the Amendment.

Kitsap County, page 57

     13. Please disclose percentage of loans and the percentage of your deposits that are from Kitsap County. In addition, disclose that, according to the CRA Performance Evaluation, the median family income in the county is $62,000.

          Response: We have included these additional disclosures in pages 57 and 58 of the Amendment.

Seattle Metropolitan Area, page 59

     14. Please disclose percentage of loans and the percentage of your deposits that are from the Seattle metropolitan area.

          Response: We have modified the language to remove any discussion regarding origination of loans and deposits in this market. With a branch and a loan production office

Mr. Todd K. Schiffman                                     KELLER ROHRBACK L.L.P.
November 14, 2006
Page 8


located in the counties encompassed by the Seattle metropolitan area, we respectfully submit that our characterization of our bank benefiting from Seattle economic activity, is accurate, although difficult to quantify.

Our Competition, page 59

     15. Please delete your claims, in the second paragraph, that "no reliable loan market data is available" and "we are one of the leading real estate lenders in these counties." Please disclose that; according to the Federal Deposit Insurance Corporation, you rank number 20 of 330 mortgage lenders in Kitsap county with 1.2 percent market share in number and dollar volume of the county's mortgage lending activity.

          Response: We have revised the second paragraph of "-- Our Competition" to address your concerns about these disclosures, in page 70 of the Amendment. We were referring primarily to commercial real estate here. We have included the disclosure about the report for Kitsap County you cite, as requested, which we note is for consumer home mortgage lending.

Underwriting, page 94

     16. Please provide more detail regarding your statement in the fifth paragraph on page 94 that "if all the shares are not sold at the initial public offering price, D.A. Davidson may change the offering price and other selling terms."

          Response: We have provided the requested additional detail on page 94 of the Amendment. As with all underwritten offerings, the ultimate public offering price will be determined based on the demand in the market. This statement simply reflects the fact that, based on that demand, the offering price and other selling terms (such as the selling concession, allowance, and re-allowance) may differ from the price range and other selling terms described in the preliminary prospectus.

Loans and Allowances for Loan Losses, page F -23

     17. Please refer to prior comment 25. Given your assessment that the error of recording the liability for off-balance sheet commitments in the allowance was not material, but considering the impact on trends, on your allowance rollforward and related notes, we believe that the immaterial errors noted in prior periods should be corrected in order to comply with GAAP and your presentation as of September 30, 2006. Please revise accordingly for all periods affected throughout your registration statement.

          Response: We have made all these requested changes in Summary Financial Data, MD&A and the Financial Statements at pages 6, 7, 22, 41, 45, 46, F-2, F-13, F-18 and F-30, of the Amendment, and made all related changes in dollar amounts throughout the Amendment.

Exhibit 23.4

     18. Please revise to include the referenced report dates in the consent of your independent financial consultant.

Mr. Todd K. Schiffman                                     KELLER ROHRBACK L.L.P.
November 14, 2006
Page 9


          Response: We have obtained these dates from LC Financial Advisors, LLC and included the report dates in the consent, as requested.

          The updated letter from LC Financial Advisors, LLC and the updated consents of Moss Adams LLP, Ball & Treger, LLP and LC Financial Advisors, LLC are attached to Amendment No. 3 as Exhibits 16.1, 23.1, 23.2 and 23.4, respectively. In addition, the consent of Keller Rohrback L.L.P. is attached as
Exhibit 5.1.

          The required statement from the company acknowledging its responsibility for disclosures in the filing and the status of Staff comments, is also enclosed.

          Please call the undersigned at (206) 224-7585 (direct) with any questions.

                                        Very truly yours,


                                        /s/ Thomas A. Sterken
                                        ----------------------------------------
                                        Thomas A. Sterken

TAS:sjm
Encs: Real Estate Concentrations
      Asset Growth Data
      Company Acknowledgement
      Marked copy of Amendment No. 3

cc w/encs.:    Jonathan E. Gottlieb
               Margaret B. Fitzgerald

cc: w/o encs.: David K. Johnson
               C.J. Voss

                                                                                     LOAN MIX DETAIL 1
                                                                                     (% OF TOTAL LOANS)
                                                             -----------------------------------------------------------------------
                                                                                                                       AG &
COMPANY NAME                     TICKER   CITY         STATE C & I COMMERCIAL RE CONSTRUCTION RESIDENTIAL RE CONSUMER OTHER TOTAL RE
------------                     ------   ----         ----- ----- ------------- ------------ -------------- -------- ----- --------

AmericanWest Bancorporation      AWBC     Spokane      WA     17.5          46.0         13.4            6.7      1.6  15.0     66.0
Banner Corporation               BANR     Walla Walla  WA     16.5          26.2         33.9           16.3      1.7   5.8     76.5
Cascade Bancorp                  CACB     Bend         OR     23.5          34.9         29.5            5.7      3.4   3.0     70.2
Cascade Financial Corporation    CASB     Everett      WA     16.3          41.4         26.6           12.4      0.7   2.6     80.4
City Bank                        CTBK     Lynnwood     WA      4.8          29.1         62.5            3.4      0.2   0.0     95.0
Columbia Bancorp                 CBBO     The Dalles   OR     15.4          30.3         26.1            7.1      2.6  18.8     63.5
Columbia Banking System, Inc.    COLB     Tacoma       WA     29.2          43.7          6.9            8.2      5.0   6.4     58.8
Cowlitz Bancorporation           CWLZ     Longview     WA     28.7          39.5         19.9           10.4      0.9   0.1     69.8
Frontier Financial Corporation   FTBK     Everett      WA      8.6          37.3         43.4            7.6      1.5   2.3     88.3
Glacier Bancorp, Inc.            GBCI     Kalispell    MT     13.4          24.5         24.4           30.2      5.5   2.1     79.1
Heritage Financial Corporation   HFWA     Olympia      WA     13.0          50.0         14.1           12.9      1.0   9.0     77.0
Horizon Financial Corp.          HRZB     Bellingham   WA     14.1          37.9         33.2           12.9      0.5   1.4     84.0
Pacific Continental Corporation  PCBK     Eugene       OR     19.6          49.9         20.2            7.0      2.1   1.3     77.0
PremierWest Bancorp              PRWT     Medford      OR     20.3          40.0         28.2            5.3      2.9   3.4     73.5
Sterling Financial Corporation   STSA     Spokane      WA     16.4          28.2         26.1           22.2      5.0   2.3     76.5
Umpqua Holdings Corporation      UMPQ     Portland     OR     16.4          51.9         20.8            7.1      0.9   2.7     79.9
United Financial Corp.           UBMT     Great Falls  MT     19.3          15.2         23.0           21.2      7.1  13.4     59.4
Washington Banking Company       WBCO     Oak Harbor   WA      8.4          34.3         20.9           16.0     18.1   2.4     71.1
West Coast Bancorp               WCBO     Lake Oswego  OR     18.7          40.2         16.3           14.5      1.5   8.9     71.0

                                                              ----          ----         ----           ----      ---   ---     ----
                                 AVERAGE                      16.8          36.9         25.7           12.0      3.3   5.3     74.6
                                 MEDIAN                       16.4          37.9         24.4           10.4      1.7   2.7     76.5
                                                              ----          ----         ----           ----      ---   ---     ----

WSB Financial Group                       Bremerton    WA      5.3          21.2         53.9           18.5      1.0   0.0     93.6

-------------
1 Data is as of 6/30/2006 for publicly traded peers and 9/30/06 for WSB Financial Group

                                                                                 Total        Total
                                       Institution       Date                   Assets       Assets               Total
Company Name                               Key        Established    State      ($000)       ($000)      CAGR     Growth
                                                                                2001Y       6/30/2006
WESTSOUND BANK                             1991072    03/17/1999        WA       32,458      301,107     64.1%    827.7%

North County Bank                          4050689    04/01/1999        WA       32,867      170,059     44.1%    417.4%
Umpqua Bank                                1005874    10/19/1953        OR    1,436,493    7,159,630     42.9%    398.4%
Columbia Community Bank                    4050717    04/12/1999        OR       49,365      222,116     39.7%    349.9%
Bank of the Cascades                       1004374    02/01/1977        OR      487,961    2,146,115     39.0%    339.8%
Syringa Bank                               1030050    02/24/1997        ID       45,750      178,434     35.3%    290.0%
Panhandle State Bank                       1007266    05/18/1981        ID      236,827      781,489     30.4%    230.0%
Town Center Bank                           1136031    07/21/1997        OR       37,984      125,234     30.4%    229.7%
Pierce Commercial Bank                     1974008    12/08/1997        WA       67,232      213,038     29.2%    216.9%
Bank of Clark County                       1991059    02/16/1999        WA       92,927      289,872     28.8%    211.9%
Summit Bank                                1005665    01/01/1914        WA       18,956       57,874     28.2%    205.3%
Shoreline Bank                             4051720    09/15/1999        WA       29,933       90,197     27.8%    201.3%
Prime Pacific Bank NA                      1024635    05/22/1995        WA       34,986       98,479     25.9%    181.5%
Pacific Continental Bank                   1012493    08/15/1972        OR      309,346      832,844     24.6%    169.2%
ShoreBank Pacific                          1023940    05/07/1993        WA       42,242      113,026     24.4%    167.6%
Home Valley Bank                           1004419    08/15/1980        OR       68,530      182,820     24.4%    166.8%
Sterling Savings Bank                      4103615    01/01/1981        WA    3,038,538    8,041,997     24.1%    164.7%
Viking Community Bank                      1023665    07/01/1992        WA      150,918      396,534     23.9%    162.7%
Coastal Community Bank                     1032536    04/01/1997        WA       59,894      153,405     23.2%    156.1%
Community First Bank                       1014397    12/05/1980        OR       65,716      167,365     23.1%    154.7%
Venture Bank                               1009576    05/24/1979        WA      364,581      915,778     22.7%    151.2%
Mountain West Bank                         4050900    10/05/1993        ID      343,757      862,345     22.7%    150.9%
NCW Community Bank                         4051727    11/01/1999        WA       33,211       82,375     22.4%    148.0%
Citizens Community Bank                    1032559    06/18/1997        ID       67,537      163,793     21.8%    142.5%
Bank of Eastern Oregon                     1004342    03/03/1945        OR       76,448      182,921     21.4%    139.3%
D. L. Evans Bank                           1010689    08/29/1904        ID      264,104      611,761     20.5%    131.6%
Westside Community Bank                    1024559    03/29/1995        WA       49,199      110,959     19.8%    125.5%
Bank of Washington                         1025158    07/29/1996        WA       67,346      146,877     18.9%    118.1%
Idaho Banking Company                      1026247    10/07/1996        ID      100,442      216,406     18.6%    115.5%
F & M Bank                                 1010111    11/28/1906        WA      238,679      514,202     18.6%    115.4%
Bank of the Pacific                        1007881    12/26/1979        WA      243,617      517,270     18.2%    112.3%
Bank of Salem                              1023204    02/19/1991        OR       90,323      191,591     18.2%    112.1%
MBank                                      1024932    12/01/1995        OR      124,620      264,148     18.2%    112.0%
AmericanWest Bank                          1004644    04/01/1977        WA      659,310    1,375,704     17.8%    108.7%
Bank of Whitman                            1005651    09/29/1977        WA      227,209      472,755     17.7%    108.1%
Albina Community Bank                      1024754    12/19/1995        OR       59,523      122,124     17.3%    105.2%

Idaho Independent Bank                     1024051    10/11/1993        ID      276,973      559,436     16.9%    102.0%
PremierWest Bank                           1022778    06/18/1990        OR      487,061      983,709     16.9%    102.0%
Columbia River Bank                        1011873    06/06/1977        OR      482,747      953,769     16.3%     97.6%
Charter Bank                               1981019    01/26/1998        WA      137,929      266,810     15.8%     93.4%
People's Bank of Commerce                  1981011    03/02/1998        OR       45,068       85,009     15.1%     88.6%
South Valley Bank & Trust                  1015144    01/12/1977        OR      280,406      524,070     14.9%     86.9%
State National Bank of Garfield            1009910    01/01/1902        WA       40,409       74,607     14.6%     84.6%
Peoples Bank                               1009617    01/07/1921        WA      417,919      771,588     14.6%     84.6%
EvergreenBank                               100714    10/01/1971        WA      156,365      286,047     14.4%     82.9%
Oregon Pacific Banking Company             1006055    12/17/1979        OR       86,587      155,228     13.9%     79.3%
LibertyBank                                4087975    01/01/1978        OR      449,221      804,119     13.8%     79.0%
Whidbey Island Bank                        1004951    07/03/1961        WA      436,899      766,466     13.3%     75.4%
Mt. Rainier National Bank                  1022788    07/02/1990        WA      125,820      216,872     12.9%     72.4%
Cashmere Valley Bank                       1011031    09/24/1932        WA      439,174      747,758     12.6%     70.3%
Cascade Bank                               4073148    01/01/1916        WA      761,941    1,294,017     12.5%     69.8%
Frontier Bank                              1005951    09/11/1978        WA    1,791,322    3,022,363     12.3%     68.7%
Bank of Astoria                            1005809    12/23/1968        OR      128,414      214,408     12.1%     67.0%
Washington Trust Bank                      1004900    11/03/1902        WA    1,898,389    3,168,437     12.1%     66.9%
Community Bank                             1013602    06/01/1955        OR      191,428      316,789     11.8%     65.5%
Banner Bank                                1008404    1/1/1890          WA    2,081,147    3,391,106     11.5%     62.9%
CityBank                                   1009626    04/15/1974        WA      590,895      944,028     11.0%     59.8%
West Coast Bank                            1011258    01/01/1925        OR    1,434,315    2,291,104     11.0%     59.7%
Horizon Bank                               1010277    05/01/1978        WA      745,838    1,190,766     11.0%     59.7%
Fife Commercial Bank                       1983022    07/15/1998        WA       52,168       81,802     10.5%     56.8%
Bank of Idaho                              1007805    09/25/1985        ID      136,609      212,822     10.4%     55.8%
Columbia State Bank                        1024010    08/16/1993        WA    1,489,381    2,319,054     10.3%     55.7%
Kitsap Bank                                1011148    08/08/1908        WA      451,972      685,204      9.7%     51.6%
Commerce Bank of Washington, NA            1020935    07/01/1988        WA      529,396      790,391      9.3%     49.3%
Bank of Commerce                           1008080    08/01/1959        ID      432,071      637,845      9.0%     47.6%
Security State Bank                        1005520    12/26/1903        WA      234,676      344,333      8.9%     46.7%
American Marine Bank                       1012462    09/17/1948        WA      250,010      366,590      8.9%     46.6%
Central Valley Bank, NA                    1004624    11/01/1962        WA       81,290      118,802      8.8%     46.1%
Valley Bank                                1010101    10/01/1973        WA      140,282      202,586      8.5%     44.4%
Yakima National Bank, NA                   1136022    08/04/1997        WA       36,324       51,851      8.2%     42.7%
Siuslaw Bank                               1014470    01/17/1964        OR      204,274      291,339      8.2%     42.6%
Wheatland Bank                             1005720    09/04/1979        WA      111,795      156,704      7.8%     40.2%
Bank of Fairfield                          1005373    01/01/1908        WA       90,925      125,089      7.3%     37.6%
Washington First International Bank        1022767    05/15/1990        WA      385,011      526,404      7.2%     36.7%
Inland Northwest Bank                      1022493    10/02/1989        WA      192,850      263,028      7.1%     36.4%
First Independent Bank                     1002476    02/21/1910        WA      643,678      865,923      6.8%     34.5%

First Heritage Bank                        1004412    01/08/1982        WA      102,305      137,572      6.8%     34.5%
Heritage Bank                              1014878    01/01/1927        WA      528,082      709,405      6.8%     34.3%
Skagit State Bank                          1006885    06/16/1958        WA      402,021      510,956      5.5%     27.1%
Twin River National Bank                   1009308    11/15/1979        WA       44,187       55,567      5.2%     25.8%
Farmers National Bank of Buhl              1007873    05/11/1917        ID      262,720      329,692      5.2%     25.5%
Lamont Bank of St. John                    1010393    01/01/1908        WA       19,671       24,271      4.8%     23.4%
Mid State Bank                             1015482    10/30/1978        WA       36,904       45,492      4.8%     23.3%
Islanders Bank                             1009524    07/07/1981        WA      129,609      157,921      4.5%     21.8%
Farmers State Bank                         1012509    01/01/1916        WA       13,243       15,987      4.3%     20.7%
Citizens Bank                              1005352    10/05/1957        OR      278,507      334,879      4.2%     20.2%
Ireland Bank                               1009312    1/1/1892          ID      146,955      173,302      3.7%     17.9%
Farmington State Bank                      1009883    05/10/1929        WA        6,070        7,028      3.3%     15.8%
Cowlitz Bank                               1010725    05/01/1978        WA      369,471      423,137      3.1%     14.5%
North Cascades National Bank               1005610    12/01/1986        WA      204,942      221,024      1.7%      7.8%
Clackamas County Bank                      1011840    01/31/1911        OR      149,055      160,029      1.6%      7.4%
Baker-Boyer National Bank                  1005023    11/10/1869        WA      398,932      372,274     -1.5%     -6.7%
Community First Bank                       1974046    12/30/1997        WA       76,505       70,046     -1.9%     -8.4%
Sound Banking Company                      1023004    11/01/1990        WA       60,078       54,813     -2.0%     -8.8%
Pioneer Trust Bank, NA                     1014510    01/01/1924        OR      249,445      223,882     -2.4%    -10.2%

                                                                                -------      -------     -----     -----
                                                         AVERAGE                334,490      669,139     14.9%     98.4%
                                                          MEDIAN                150,918      266,810     13.1%     73.9%
                                                                                -------      -------     -----     -----

                             COMPANY ACKNOWLEDGEMENT

     The registrant, WSB Financial Group, Inc. ("Company"), hereby acknowledges to the U.S. Securities and Exchange Commission ("Commission"), with respect to the Company's Registration Statement on Form S-1, File No. 333-137038, filed August 31, 2006, and amendments thereto, as follows:

     1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     DATED this 14th day of November, 2006.

                                        WSB FINANCIAL GROUP, INC.


                                        By: /s/ David K. Johnson
                                            ------------------------------------
                                            David K. Johnson
                                            President and Chief Executive
                                            Officer

WSB GROWTH SUMMARY

                                                                            2001 TO 9/30/06   2003 TO 2005
                  2001     2002     2003      2004      2005    9/30/2006        CAGR             CAGR
                 ------   ------   ------   -------   -------   ---------   ---------------   ------------
Assets           32,453   52,760   75,999   137,381   249,943    338,080         63.8%            81.3%
   % growth                 62.6%    44.0%     80.8%     81.9%      35.3%

Loans            25,254   39,764   58,209   117,588   207,117    306,056         69.1%            88.6%
   % growth                 57.5%    46.4%    102.0%     76.1%      47.8%

Deposits         28,112   48,017   68,003   123,593   224,167    308,066         65.5%            81.6%
   % growth                 70.8%    41.6%     81.7%     81.4%      37.4%

LTM Net Income       15      286      631     1,340     2,412      3,537           NM             95.5%
   % growth                   NM    120.6%    112.4%     80.0%      46.6%